                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                      FORM 6-K


                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                     RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
                                EXCHANGE ACT OF 1934

                      FOR THE THREE MONTHS ENDED JUNE 30, 1998


                                    FLAG LIMITED
               (Exact name of Registrant as specified in its charter)



                                   Richmond House
                                12 Par-la-Ville Road
                               Hamilton, HM08 Bermuda
                      (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F


          Form 20-F   /X/                    Form 40-F   / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934


          Yes         / /                    No          /X/

FLAG Limited
--------------------------------------------------------------------------------


This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended June 30, 1998. The Quarterly Report contains a review of the Company's unaudited financial information and analysis for the second quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

Certain capitalized terms contained herein have the meaning given to them in the Company's prospectus, dated as of June 30, 1998.


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FORM 6-K                                                                  Page 1

FLAG Limited
--------------------------------------------------------------------------------


                                     FLAG LIMITED

                                       FORM 6-K

                       INDEX TO UNAUDITED FINANCIAL STATEMENTS

                                                                            PAGE

PART I    FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . .   3

ITEM 1:   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . .   3
          1.A  Consolidated Balance Sheets . . . . . . . . . . . . . . . . .   3
          1.B  Consolidated Statements of Operations . . . . . . . . . . . .   4
          1.C  Consolidated Statements of Cash Flows . . . . . . . . . . . .   5
          1.D  Notes to Consolidated Financial Statements. . . . . . . . . .   7

ITEM 2:   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . .  10


PART II   OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .  15
ITEM 1:   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . .  15
ITEM 2:   CHANGES IN SECURITIES. . . . . . . . . . . . . . . . . . . . . . .  15
ITEM 3:   DEFAULTS UPON SENIOR SECURITIES. . . . . . . . . . . . . . . . . .  15
ITEM 4:   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS. . . . . . . .  15
ITEM 5:   OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .  15
ITEM 6:   EXHIBITS AND REPORTS FILED ON FORM 6-K . . . . . . . . . . . . . .  15

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16


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FORM 6-K                                                                  Page 2

FLAG Limited
--------------------------------------------------------------------------------

PART I
ITEM 1.A
--------
                                     FLAG LIMITED

                             CONSOLIDATED BALANCE SHEETS
                      AS OF JUNE 30, 1998 AND DECEMBER 31, 1997
             (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                                                             1998           1997
                                                                                          (unaudited)     (audited)
ASSETS:
  Current Assets:
     Cash                                                                                 $    3,628     $    2,490
     Accounts receivable, net of allowance of doubtful accounts of
        $10,499 (1997 - $9,054)                                                               19,680         91,102
     Due from affiliates and other receivables                                                   479            690
     Prepaid expenses and other assets                                                         2,137          2,395
                                                                                          ----------     ----------
                                                                                              25,924         96,677

     Accounts receivable                                                                      29,001         42,023
     Funds held by collateral trustee and in escrow                                          252,800        425,905
     Construction in progress                                                                  7,342            389
     Capacity available for sale                                                           1,183,894      1,208,948
     Capitalized organization and financing costs, net of accumulated amortization
        of $636 (1997 - $52,669)                                                              12,776         61,848
     Fixed assets, net                                                                         2,633          1,147
                                                                                          ----------     ----------
                                                                                          $1,514,370     $1,836,937
                                                                                          ==========     ==========
LIABILITIES:
  Current Liabilities:
     Accounts payable                                                                     $    3,530     $    5,262
     Accrued construction costs                                                              140,881        317,058
     Accrued liabilities                                                                      36,516         21,394
     Income taxes payable                                                                      4,979          4,391
     Due to affiliate                                                                          6,340          5,892
     Deferred revenue                                                                         24,844         16,558
                                                                                          ----------     ----------
                                                                                             217,090        370,555

  8 1/4% senior notes, due 2008, net of unamortized discount of $5,617                       424,383              -
  Long-term debt                                                                             280,880        615,087
  Deferred revenue                                                                           139,697        176,221
  Deferred taxes                                                                               4,737          4,600
                                                                                          ----------     ----------
                                                                                           1,066,787      1,166,463
                                                                                          ----------     ----------


COMMITMENTS AND CONTINGENCIES
PREFERRED SHARES:
  Series A, $100 liquidation value  (1997 - net of unamortized discount of $1,905)                 -        129,445

SHAREHOLDERS' EQUITY:
  Class A common shares, $.0001 par value                                                         13             13
  Class B common shares, $.0001 par value                                                         57             57
  Additional paid-in capital                                                                 504,381        514,389
  Retained earnings (accumulated deficit)                                                    (56,868)        26,570
                                                                                          ----------     ----------
                                                                                             447,583        541,029
                                                                                          ----------     ----------
                                                                                          $1,514,370     $1,836,937
                                                                                          ==========     ==========



      The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 3

FLAG Limited
--------------------------------------------------------------------------------

PART I
ITEM 1.B
--------
                                     FLAG LIMITED

                        CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
             (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                     (UNAUDITED)


                                                               Three Months Ended             Six Months Ended
                                                                    June 30,                      June 30,
                                                              1998           1997           1998           1997
                                                          ------------   ------------   ------------   ------------
REVENUES:
  Capacity sales, net of discounts                        $     20,463   $          -   $     48,417   $          -
  Standby maintenance revenue                                    5,329              -         10,474              -
                                                          ------------   ------------   ------------   ------------
                                                                25,792              -         58,891              -

SALES AND OTHER OPERATING COSTS:
  Cost of capacity sold                                        12, 146              -         24,706              -
  Operations and maintenance                                    10,104              -         19,174              -
  Sales and marketing                                              810              -          1,574              -
  General and administrative                                     7,563          3,426         12,477          6,794
                                                          ------------   ------------   ------------   ------------
                                                                30,623          3,426         57,931          6,794

OPERATING INCOME ( LOSS)                                        (4,831)        (3,426)           960         (6,794)

INTEREST EXPENSE                                                15,501              -         32,221              -
INTEREST INCOME                                                  4,192          1,438          8,473          2,232
                                                          ------------   ------------   ------------   ------------

LOSS BEFORE INCOME TAXES                                       (16,140)        (1,988)       (22,788)        (4,562)

PROVISION FOR INCOME TAXES                                          65              -            811              -
                                                          ------------   ------------   ------------   ------------

LOSS BEFORE EXTRAORDINARY ITEM                                 (16,205)        (1,988)       (23,599)        (4,562)

EXTRAORDINARY ITEM - LOSS ON REFINANCING                             -              -         59,839              -


NET LOSS                                                       (16,205)        (1,988)       (83,438)        (4,562)

CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS                           -          4,016          1,508          7,910
                                                          ------------   ------------   ------------   ------------

REDEMPTION PREMIUM AND WRITE-OFF OF
  DISCOUNT ON PREFERRED SHARES                                       -              -          8,500              -
                                                          ------------   ------------   ------------   ------------

NET LOSS APPLICABLE TO COMMON
  SHAREHOLDERS                                            $    (16,205)  $     (6,004)  $    (93,447)  $    (12,472)
                                                          ============   ============   ============   ============


Basic and diluted loss per common share - Class A         $      (0.01)  $      (0.01)  $      (0.08)  $      (0.01)
Basic and diluted loss per common share - Class B         $      (0.03)  $      (0.03)  $      (0.15)  $      (0.03)

Weighted average common shares outstanding - Class A       132,000,000    132,000,000    132,000,000    132,000,000
Weighted average common shares outstanding - Class B       565,858,741    329,482,487    565,858,741    281,956,651



      The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 4

FLAG Limited
--------------------------------------------------------------------------------

PART I
ITEM 1.C
--------
                                     FLAG LIMITED

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
             (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                     (UNAUDITED)


                                                                                              1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss applicable to common shareholders                                               $ (93,447)     $ (12,472)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Pay-in-kind preferred dividends                                                           1,508          7,910
     Redemption premium and write-off of discount on preferred shares                          8,500              -
     Amortization of financing costs                                                           2,566              -
     Extraordinary item-loss on refinancing                                                   59,839              -
     Provision for doubtful accounts                                                           1,445              -
     Accretion of discount on 81/4% senior notes                                                 295              -
     Depreciation                                                                                266            104
     Deferred taxes                                                                              137              -
     Add (deduct) net changes in assets and liabilities:
       Accounts receivable, net                                                               82,998              -
       Due from affiliates and other receivables                                                 211             42
       Prepaid expenses and other assets                                                         258         (3,610)
       Capacity available for sale                                                            25,054              -
       Accounts payable and accrued liabilities                                               13,390         (1,371)
       Income taxes payable                                                                      588              -
       Due to affiliate                                                                          448            (79)
       Deferred revenue                                                                      (28,238)         2,110
                                                                                           ---------      ---------
         Net cash used in operating activities                                                75,818         (7,366)
                                                                                           ---------      ---------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing costs incurred                                                                   (13,330)        (7,680)
  Net proceeds from issuance of 81/4% senior notes                                           424,088              -
  Proceeds from long-term debt                                                               320,000        119,768
  Repayment of long-term debt                                                               (654,207)             -
  Capital contributions - common shares                                                            -        170,000
  Redemption of preferred shares                                                            (139,454)             -
  Decrease in funds held by collateral trustee or in escrow                                  173,105          4,542
                                                                                           ---------      ---------
         Net cash provided by financing activities                                           110,202        286,630
                                                                                           ---------      ---------


CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction in progress                                                    (183,130)      (278,872)
  Purchase of fixed assets, net                                                               (1,752)          (352)

                                                                                           ---------      ---------
         Net cash used in investing activities                                              (184,882)      (279,224)
                                                                                           ---------      ---------


NET INCREASE (DECREASE) IN CASH                                                                1,138             40
CASH, beginning of period                                                                      2,490            310
                                                                                           ---------      ---------
CASH, end of period                                                                        $   3,628      $     350
                                                                                           =========      =========



      The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 5

FLAG Limited
--------------------------------------------------------------------------------

                                     FLAG LIMITED

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
             (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                     (UNAUDITED)


                                                                                              1998           1997
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING
  ACTIVITIES:
  Costs incurred for construction in progress                                               $  6,953      $ 405,940
  Decrease (Increase) in accrued construction costs                                          176,177       (114,912)
  Amortization of capitalized financing costs                                                      -        (12,156)
                                                                                            --------      ---------
  Cash paid for construction in progress                                                    $183,130      $ 278,872
                                                                                            ========      =========
SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
  Interest paid                                                                             $ 29,262      $  12,707
























      The accompanying notes are an integral part of these financial statements.


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 6

FLAG Limited
--------------------------------------------------------------------------------

PART I
ITEM 1.D
--------

                                   FLAG LIMITED
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF JUNE 30, 1998 AND 1997
            (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                    (UNAUDITED)


1.   GENERAL

     The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the three and six month periods ended June 30, 1998 and 1997, the balance sheet as of June 30, 1998 and the cash flows for the six month periods ended June 30, 1998 and 1997. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1997.
     The results of operations for any interim period are not necessarily indicative of results for the full year.

2.   NET INCOME (LOSS) PER COMMON SHARE

     The Company has adopted Statement of Accounting Standard No. 128, "Earnings per Share," which requires dual presentation of basic and diluted earnings per share. Basic net income (loss) per Class A common share and basic net income (loss) per Class B common share are based on dividing net income
     (loss) applicable to Class A and Class B shareholders by the weighted average number of common shares and common share equivalents outstanding during the period. The options which have been granted to the Company's Chief Executive Officer (the "CEO") to acquire 6,430,239 common shares were not considered common share equivalents for the first and second quarters of 1998 since the options were determined to be anti-dilutive.

3.   EVENTS SUBSEQUENT

     On January 30, 1998, the Company completed a refinancing which resulted in the repayment of all $615,087 of outstanding borrowings under the Amended and Restated Participation Agreement (the "Agreement") and the redemption of the Series A Preferred Shares (the "Preferred Shares"). The refinancing consisted of $370,000 of bank credit facilities and $430,000 of 81/4% senior unsecured notes maturing January 30, 2008 (the "Senior Notes"). The Company has registered the Senior Notes with the Securities Exchange Commission (the "SEC"). Proceeds received under the Senior Notes were $424,100, net of a $5,900 underwriters' discount.

     The bank credit facilities include a seven-year $320,000 term loan facility and a $50,000 revolving credit facility (collectively, the "New Credit Facility"). On January 30, 1998, the Company borrowed $320,000 under the term loan facility. Under the New Credit Facility, borrowings bear interest at LIBOR plus 190 to 212.5 basis points and are secured by a pledge


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 7

FLAG Limited
--------------------------------------------------------------------------------

     of substantially all of the Company's assets and revenues, other than the Company's physical assets.

     At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the New Credit Facility. Under the swap agreements, the Company pays a fixed rate of 5.6% on a notional amount of $60,000 and a fixed rate of 5.79% on a notional amount of $100,000 and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000, respectively, unless extended an additional one year and six months, respectively, at the option of the counterparty.

     Interest on the Senior Notes will accrue at the rate of 81/4% per annum, payable semi-annually on January 30 and July 30 of each year, commencing on July 30, 1998. The Senior Notes are redeemable at the Company's option, in whole or in part, at any time on or after January 30, 2003, at specified option prices and in the event of any equity offering before January 31, 2001, the Company may use all or a portion of the net proceeds therefrom to redeem up to 331/3% of the original principal amount of the Senior Notes at a redemption price of 108.25% plus accrued and unpaid interest. If the Company has excess cash flow, as defined, for any fiscal year commencing in 2001, the Company is required, subject to certain exceptions and limitations, to make an offer to purchase the Senior Notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. Upon a change in control, the noteholders may require the Company to purchase all or any portion of the outstanding Senior Notes at a price equal to 101% of the principal amount plus accrued but unpaid interest.

     In the first quarter of 1998, the Company recognized a loss on refinancing of $59,839 which has been reflected as an extraordinary item in the accompanying statement of operations. The loss on refinancing primarily represents the write-off of the remaining unamortized deferred financing costs on the outstanding borrowings under the Agreement. In addition, the Company paid a premium of $6,600 to redeem the Preferred Shares, which, together with the write-off of the remaining $1,900 of discount and issuance costs related to the Preferred Shares, was charged to additional paid-in capital in the quarter ended March 31, 1998.

     In connection with the refinancing, certain shareholders were released of their obligations under the Contingent Sponsor Support Agreements.

     On February 2, 1998, FLAG Telecom Limited, a United Kingdom company, was incorporated as a wholly-owned subsidiary of the Company to provide management services. On May 27, 1998 and May 22, 1998, respectively, FLAG Telecom USA Ltd., a Delaware corporation and FLAG Telecom Asia Limited, a Hong Kong company, were incorporated as wholly-owned subsidiaries of the Company to provide marketing services.

     On March 22, 1998, the Company adopted a Long-Term Incentive Plan under which the Company may grant up to 25,237,831 shares of common stock to eligible employees. Under the plan, options to purchase 6,430,239 Class B common shares were granted to the CEO pursuant to his employment agreement of December, 1997. In July and August of 1998, the Company granted employees options to purchase 7,716,000 of the Company's Class B common shares. The options granted vest over a period of one to two years and are exercisable in three to four years. All of the options were granted at an exercise price of $1.07 per share which is management's estimate of the fair value of the Class B common shares on the date of the grant. Since the Company accounts for employee options in accordance with APB No. 25, the Company has not recognized compensation expense with respect to the options granted since


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 8

FLAG Limited
--------------------------------------------------------------------------------

     the exercise price did not exceed the fair value of the shares on the date of the grant (the measurement date).

     During the second quarter, the Company repaid $39,120 of its outstanding borrowings under the term loan facility from available cash flow.

     Effective May 21, 1998, under a Marketing Transition Agreement, the Company and Bell Atlantic Network Systems (Bermuda) Limited ("BANS"), a subsidiary of Bell Atlantic and the Company's exclusive sales agent around the world, agreed to terminate the Marketing Services Agreement. Under the Marketing Transition Agreement, the Company agreed to pay certain of BANS' costs of closing its operations and certain commissions in connection with their pre-termination and post-termination activities. The Company will pay BANS
     (i) commissions accrued under the Marketing Services Agreement but remaining unpaid and (ii) up to $3,000 of commissions resulting from certain sales. Also under the Marketing Transition Agreement, the Company has agreed to pay BANS or its affiliate a 50% commission where BANS or its affiliate secures the sale of four whole DS-3s (which equates to 84 whole
     MIUs) on the FLAG System. The Company will accrue a liability for the commissions in the period it becomes probable that BANS or its affiliate will obtain the sales and that the amount of the commissions can be reasonably estimated.

     Effective May 14, 1998, the Company entered into a Termination and Release Agreement providing for the termination of the Program Management Services Agreement since services to be performed under this agreement were substantially completed.

     In May 1998, the Company entered into an Employee Services Agreement with Bell Atlantic Global Systems Company ("BAGSC"), an affiliate of a common shareholder of the Company, pursuant to which BAGSC seconds certain employees to the Company. Under such Employee Services Agreement, the Company reimburses BAGSC for the actual cost of the employees' compensation and benefits.

4.   CONTINGENCIES

     The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

5.   COMPREHENSIVE INCOME (LOSS)

     The Company adopted Statement of Accounting Standard No. 130 ("SFAS"), "Reporting Comprehensive Income" as of January 1, 1998. SFAS 130 requires reporting and disclosure of comprehensive income (loss), as defined. As the Company has no items of comprehensive income other than net income, the Company is not required to report comprehensive income for any period presented.

6.   PENDING ACCOUNTING STANDARDS

     AICPA Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," was issued in April 1998 and is effective for fiscal years beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities and organization costs be expensed


--------------------------------------------------------------------------------
FORM 6-K                                                                  Page 9

FLAG Limited
--------------------------------------------------------------------------------

     as incurred. The Company does not have any deferred organizational costs. Net income after adoption of SOP 98-5 would be the same as reported for each of the periods presented.

     The Financial Accounting Standards Board has also recently issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which is effective for periods beginning after June 15, 1999. Management does not expect the impact of the adoption of SFAS 133 on the Company's financial position or results of operations to be material.


--------------------------------------------------------------------------------
FORM 6-K                                                                 Page 10

FLAG Limited
--------------------------------------------------------------------------------

PART I
ITEM 2
------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


QUARTER ENDED JUNE 30, 1998 COMPARED WITH THE QUARTER ENDED JUNE 30, 1997

RESULTS OF OPERATIONS

REVENUES

During the quarter ended June 30, 1998, the Company invoiced approximately $13.1 million in respect of new Capacity Sales Agreements ("CSAs") and Capacity Purchase Orders ("CPOs") of which $9.7 million was recorded as deferred revenue. In addition, approximately $16.9 million of revenues were recognized from sales previously invoiced and recorded as deferred and $0.2 million of revenues were recognized from supplier credits issued in 1997, resulting in a total of approximately $20.5 million being recognized as revenue during the quarter. As of June 30, 1998, the Company had entered into CSAs or CPOs with 74 international telecommunications carriers. Customers who purchase capacity have a right of ownership in common and undivided shares of the FLAG System jointly with all other Signatories to the Construction and Maintenance Agreement (the "C&MA"). Under the C&MA, customers are billed fees to cover standby maintenance costs. In the quarter ended June 30, 1998, the Company recognized standby maintenance revenues of $5.3 million.

No revenues were recognized in respect of CSAs, CPOs or standby maintenance during the quarter ended June 30, 1997.

OPERATING EXPENSES

For the quarter ended June 30, 1998, the Company recorded $12.1 million in respect of the cost of capacity sold. The corresponding capacity sales revenues of $20.5 million resulted in a gross profit on capacity sales of 41.0% compared to a gross profit of 41.6% realized in the period from Provisional System Acceptance ("PSA"), which occurred on October 8, 1997 to December 31, 1997 and a gross profit of 55.0% realized in the first quarter of 1998. The decrease in margin results from the fact that certain segments of the system have a higher gross margin than others based on the allocated cost of constructing each
segment.   There were no sales or cost of capacity sold recognized in the quarter ended June 30, 1997.

During the quarter ended June 30, 1998 the Company recognized $10.1 million in operations and maintenance costs relating primarily to the provision of standby maintenance under Maintenance Zone Agreements. No operations and maintenance costs were incurred by the Company in respect of the quarter ended June 30, 1997 because prior to PSA, maintenance of the partially constructed system was the responsibility of the Contractors.

During the quarter ended June 30, 1998, $0.8 million in sales and marketing costs were recognized, comprising primarily of sales commissions due to BANS until May 1998 when the Company and BANS agreed to terminate the Marketing Services Agreement. Sales and


--------------------------------------------------------------------------------
FORM 6-K                                                                 Page 11

FLAG Limited
--------------------------------------------------------------------------------

marketing activities are now directly undertaken by the Company. No sales commissions were recognized by the Company in respect of the quarter ended June 30, 1997.

General and administrative expenses increased from $3.4 million in the quarter ended June 30, 1997 to $7.6 million in the quarter ended June 30, 1998. Most of the increase is due to a $1.4 million increase in salaries, wages and benefits reflecting the Company's staffing up for operations, a $1.7 million increase in recruiting and other professional services costs, a $0.6 million provision for doubtful accounts and approximately $1.1 million of costs associated with restructuring the Company, offset by a $0.7 million reduction in insurance and other costs.

INTEREST EXPENSE AND INTEREST INCOME

During the quarter ended June 30, 1998 the Company incurred $15.5 million in interest expense on borrowings. Prior to PSA, the Company capitalized interest costs as a component of construction in progress and, accordingly, no interest charges were expensed during the quarter ended June 30, 1997.

Interest income of $4.2 million was earned during the quarter ended June 30, 1998 on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations and the various reserve accounts established pursuant to the New Credit Facility. Prior to PSA, the Company's income consisted entirely of interest earned on cash balances received from equity contributions. During the quarter ended June 30, 1997, such interest earned on cash balances amounted to $1.4 million.

PROVISION FOR TAXES

The tax expense of $.1 million recorded in the statement of operations for the quarter ended June 30, 1998 consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. There was no taxable income earned by the Company during the quarter ended June 30, 1997.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

Net loss increased to $16.2 million for the quarter ended June 30, 1998 compared to a net loss of $2.0 million for the quarter ended June 30, 1997, an increase of $14.2 million. The increase is due to an increase in sales and other operating costs of $27.2 million and net interest expense and taxes of $12.8 million, offset by an increase in operating revenue of $25.8 million arising from the recognition of capacity sales and standby maintenance revenue.

Net loss applicable to common shareholders increased from a loss of $6.0 million for the quarter ended June 30, 1997 to a loss of $16.2 million for the quarter ended June 30, 1998. This increase reflects the $14.2 million increase in net loss offset by a $4.0 million reduction in PIK dividends as a result of the redemption of the Preferred Stock during the first quarter of 1998.


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FORM 6-K                                                                 Page 12

FLAG Limited
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SIX MONTHS ENDED JUNE 30, 1998 COMPARED WITH THE SIX MONTHS ENDED JUNE 30, 1997

RESULTS OF OPERATIONS

REVENUES

During the six months ended June 30, 1998, the Company invoiced approximately $26.6 million in respect of new CSAs and CPOs of which $11.3 million was recorded as deferred revenue. In addition, approximately $24.9 million of revenues were recognized from sales invoiced and recorded as deferred revenue previously and $8.2 million of revenues were recognized from supplier credits issued in 1997, resulting in a total of approximately $48.4 million being recognized as revenue during the six months ended June 30, 1998. As of June 30, 1998, the Company had entered into CSAs and CPOs with 74 international telecommunications carriers. In the six months ended June 30, 1998, the Company recognized standby maintenance revenues of $10.5 million.

No revenues were recognized in respect of capacity sales or standby maintenance during the six months ended June 30, 1997

OPERATING EXPENSES

For the six months ended June 30, 1998, the Company recorded $24.7 million in respect of the cost of capacity sold. The corresponding capacity sales revenues of $48.4 million resulted in a gross profit on capacity sales of 49.0% compared to a gross profit of 41.6 % realized in the period from PSA to December 31, 1997. The improved margin results from the fact that the cost of capacity sales recorded in 1997 included the recognition of $28.9 million in price protection credits and higher discounts associated with the 1997 net sales of $336.0 million. In addition, certain segments of the FLAG System have a higher gross margin than others based on the allocated cost of constructing each segment. There were no sales or cost of capacity sold recognized in the six months ended June 30, 1997.

During the six months ended June 30, 1998 the Company recognized $19.2 million in operations and maintenance costs relating primarily to the provision of standby maintenance under Maintenance Zone Agreements. No operations and maintenance costs were incurred by the Company in respect of the six months ended June 30, 1997 because prior to PSA, maintenance of the partially constructed system was the responsibility of the Contractors.

After PSA, the Company has recognized sales commissions as an expense in the period in which the revenues are recognized under the related CSAs or CPOs. During the six months ended June 30, 1998, $1.6 million in sales and marketing costs were recognized, comprising sales commissions due to BANS. In May 1998 the Company and BANS agreed to terminate the Marketing Services Agreement. Sales and marketing activities are now directly undertaken by the Company. No sales commissions were recognized by the Company in respect of the six months ended June 30, 1997.

General and administrative expenses increased from $6.8 million in the six months ended June 30, 1997 to $12.5 million in the six months ended June 30,
1998.   Most of the increase is due to a $1.4 million provision for doubtful accounts, a $1.9 million increase in salaries, wages and benefits reflecting the Company's staffing up for operations, a $0.7 million increase in travel expenses, a $2.1 million increase in recruiting and other professional


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FORM 6-K                                                                 Page 13

FLAG Limited
--------------------------------------------------------------------------------

services costs and approximately $1.1 million of costs associated with restructuring the Company, offset by a $1.4 million reduction in insurance and other costs.

INTEREST EXPENSE AND INTEREST INCOME

During the six months ended June 30, 1998 the Company incurred $32.2 million in interest expense on borrowings. Prior to PSA, the Company capitalized interest costs as a component of construction in progress and, accordingly, no interest charges were expensed during the six months ended June 30, 1997.

Interest income of $8.5 million was earned during the six months ended June 30, 1998 on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations and the various reserve accounts established pursuant to the New Credit Facility. Prior to PSA, the Company's income consisted entirely of interest earned on cash balances received from equity contributions. During the six months ended June 30, 1997, such interest earned on cash balances amounted to $2.2 million.

PROVISION FOR TAXES

The tax expense of $.8 million recorded in the statement of operations for the six months ended June 30, 1998 consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. There was no taxable income earned by the Company during the six months ended June 30, 1997.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

Net loss increased to $83.4 million for the six months ended June 30, 1998 compared to a net loss of $4.6 million for the six months ended June 30, 1997. The increase is due to an increase in sales and other operating costs of $51.1 million , net interest expense and taxes of $26.8 million and the extraordinary loss on refinancing of $59.8 million offset by an increase in operating income of $58.9 million arising from the recognition of capacity sales and standby maintenance revenues.

Net loss applicable to common shareholders increased to a loss of $93.4 million for the six months ended June 30, 1998 from a loss of $12.5 million for the six months ended June 30, 1997. This increase reflects the $78.8 million increase in net loss and the redemption premium and write-off of discount on preferred shares of $8.5 million offset by a $6.4 million reduction in PIK dividends as a result of the redemption of the Preferred Stock during the first six months of 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through a combination of equity contributions, shareholder advances and bank debt.

Cash contributions from Class B shareholders totaling $170.0 million were made during the six months ended June 30, 1997. No cash contribution by shareholders were made during the six month period ended June 30, 1998.


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FORM 6-K                                                                 Page 14

FLAG Limited
--------------------------------------------------------------------------------

For the six month period ended June 30, 1997 the Company made draw downs on the Old Credit Facility of $119.8 million. During the six month period ended June 30, 1998, the Company completed the Refinancing and repaid $615.1 million related to the Old Credit Facility, received proceeds of $320.0 million (of which $39.1 million has been repaid) from the New Credit Facility and proceeds of $424.1 million from the issuance of the Senior Notes. As part of the refinancing the Company redeemed the Preferred Shares through the payment of $139.5 million.

As of June 30, 1998 and December 31, 1997, the Company had working capital deficits of $191.2 million and $273.9 million respectively. The working capital deficits at June 30 1998 and December 31, 1997 are primarily a result of the current accounts payable to the Contractors which are classified as current liabilities but for which the associated funds -- held by the Collateral Trustee -- are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities during the period ended June 30, 1998 was $75.8 million and cash used in investing activities was $184.9 million. Total cash used in operating activities and investing activities during the period ended June 30, 1997 was $7.4 million and $279.2 million respectively. As of June 30, 1998, cash on deposit with the Collateral Trustee had decreased to $252.8 million from $425.9 million at December 31, 1997, primarily as a result of payments to the Contractors.


                            SAFE HARBOR STATEMENT UNDER
                THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.


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FORM 6-K                                                                 Page 15

FLAG Limited
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PART II
ITEM 1:   LEGAL PROCEEDINGS
------

     The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.


ITEM 2:   CHANGES IN SECURITIES
------

     Not Applicable.


ITEM 3:   DEFAULTS UPON SENIOR SECURITIES
------

     Not Applicable.


ITEM 4:   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
------

     Not Applicable.


ITEM 5:   OTHER INFORMATION
------

     Not Applicable.


ITEM 6:   EXHIBITS AND REPORTS FILED ON FORM 6-K
------

     Not Applicable.


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FORM 6-K                                                                 Page 16

FLAG Limited
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                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             FLAG LIMITED



                                             By: /s/ Edward McCormack
                                                --------------------------------
                                             Name:  Edward McCormack
                                             Title: Chief Financial Officer


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FORM 6-K                                                                 Page 17